

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Liang Lance Zhou
Chief Executive Officer
Phoenix Motor Inc.
1500 Lakeview Loop
Anaheim, CA 92807

> **Re: Phoenix Motor Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 16, 2022**
> **File No. 333-261384**

Dear Dr. Zhou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022, letter.

Amendment No. 7 to Form S-1

General

1. We note your response to prior comment two. Please address the following:

    • Exhibit 3.7 appears to change the par value of your stock by means of correcting a typo and, as previously noted, the reverse 1-for-4 stock split does not appear to affect par value. Accordingly, please confirm that your board of directors has duly authorized the change in par value, from $0.0001 to $0.0004.

- Revise your disclosure to remove all references to the historic par value of $0.0001, or alternatively to clearly state the date on which the par value was changed to $0.0004 (*e.g.*, on pages 92, F-19, and F-31).

- Refile Exhibit 3.7 in text-searchable format.

- Refile Exhibit 4.1 to reflect the current par value of your common stock.

Exhibits

2. We note disclosure on page 89 regarding the loan extended by your parent company. Please file the loan agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

    You may contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Fleming